GAMBRO

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Co[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, July 21, 2005

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8-613 65 84
Fax +46 8 613 65 78

Encl.:
Press releases:
June 17, 2005 – Sale of U.S. clinics moves forward
July 21, 2005 – Gambro enters distribution and promotion agreement with Baxter for hemodialysis (HD) monitors and related disposables
July 21, 2005 – Six month report January-June 2005

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO®

PRESS RELEASE
June 17, 2005

Sale of U.S. clinics moves forward

Gambro AB is continuing its planning to complete the sale of Gambro Healthcare US and to execute the Share Redemption Program authorized at the Annual General Meeting.

In December 2004, Gambro announced that it would divest its clinics in the U.S. to DaVita. Such a transaction cannot be concluded until the U.S. Federal Trade Commission (FTC) grants its approval. DaVita has stated that it expects one of the conditions of FTC approval will be the divestiture of a certain number of clinics.

DaVita's discussions with the FTC are at an advanced stage and further steps have been taken in the process of the expected completion of divesting clinics. The final resolution of this process is likely to cause the closing of the sale to extend beyond June 30, 2005. Gambro remains confident that the deal will close in the near term and the approved redemption program will be carried out. "The sale of the U.S. clinics is an important strategic step for Gambro. I am confident that the transaction will close, it is only a matter of time", confirms Sören Mellstig, Gambro's President and CEO.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com

GAMBRO

PRESS RELEASE
June 17, 2005

Background information

Gambro has entered into an agreement to divest its dialysis clinics business in the U.S., Gambro Healthcare US, to DaVita Inc. Gambro Healthcare US has revenues (2004) of about USD 1.9 billion (SEK 14.1 billion) and includes 564 clinics with roughly 42,900 patients. The total consideration is about USD 3.05 billion (SEK 20.5 billion) in cash. The divestment results in a pre-tax capital gain of USD 1.2 billion (SEK 8.1 billion). Gambro has also entered into a preferred supplier agreement and a strategic R&D partnership with DaVita.

The combination of the divestment and the strategic cooperation enables Gambro to focus and strengthen future growth and value creation based on its leading capabilities in medical technology products for blood and cell based therapies, including dialysis.

Annual General Meeting 12 April 2005

The Meeting approved the proposed mandatory redemption for purposes of distributing SEK 9.995 billion to the shareholders representing 29 SEK per share. The distribution of capital is conditional upon the closing of the DaVita transaction, i.e. divestiture of Gambro Healthcare US.

File No 82-34731

GAMBRO

RECEIVED

2005 AUG -1 A 10:22

PRESS RELEASE
July 21, 2005

Gambro enters distribution and promotion agreement with Baxter for hemodialysis (HD) monitors and related disposables

Gambro will strengthen its global hemodialysis business through a distribution and promotion agreement with Baxter. According to the agreement Baxter will distribute and promote Gambro's products in all regions of the world, excluding Japan. Gambro will start to deliver products to Baxter in the fall of 2005.

Following a decision by Baxter to wind down its production of HD monitors, Baxter has chosen Gambro to be the exclusive supplier of HD monitors and related disposables to its customers. The distribution and promotion agreement has a global scope, but will be adapted to market conditions in different regions. The agreement is exclusive throughout Latin America excluding Brazil, and is non-exclusive for the rest of the world, excluding Japan. The Gambro owned dialysis clinics in Argentina and Uruguay will however continue to be supplied directly by Gambro. Deliveries under the agreement are expected to gradually ramp-up over the next 6 months.

"This is strategically a very important step for Gambro Renal Products" says Jon Risfelt, President of Gambro Renal Products. "I am very pleased that we were able to finalize this agreement. It confirms that we have a high quality competitive customer offering. The agreement will help us to further strengthen our Hemodialysis business on a worldwide basis. It will support our business in regions where we already have a very competitive position today, such as Western Europe, and it will help us to grow faster in emerging markets, such as Latin America. "

In general, Gambro will manage the technical service on the Gambro HD machines in the non-exclusive regions, while Baxter will manage the technical service in the exclusive regions.

The distribution and promotion agreement covers HD monitors and related technical services, bloodlines, BiCart and Select cartridges and water treatment systems. Excluded from the agreement are dialyzers as well as all PD and intensive care products.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Maria Långberg, Vice President, Communications, Gambro Renal Products, tel. +46-8-613 65 73, +46-70-513 65 73

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

REPORT
July 21, 2005

Six month report January-June 2005

- **Revenues up 6% currency adjusted to MSEK 6,967**
- **EBITDA at MSEK 1,394 (1,066), EBITDA margin 20.0% (16.1%)**
- **Operating cash flow at MSEK 206 (92),** excluding currency effects 671 (167)
- **Net income MSEK 1,444 (-1,526),** excluding nonrecurring MSEK 1,036 (655), MacGREGOR (MSEK 408, Q1-05) and Department of Justice settlement (MSEK -2,181, Q2-04).
- **Earnings per share at SEK 4.14 (-4.54),** excluding nonrecurring items 2.95 (1.79)
- **Agreement for distribution and promotion of HD monitors and related disposables entered with Baxter** (after balance sheet date)
- **Outlook revised for Gambro BCT revenue growth:** 12–14% expected for 2005, up from 10-12% due to strong performance in the first six months of 2005

MSEK (Excl nonrecurring items)	Q2 2005	Q2 2004	Nominal	Currency adjusted	Jan-June 2005	Jan-June 2004	Nominal	Currency adjusted
Revenues	3,608	3,381	+7%	+7%	6,967	6,608	+5%	+6%
EBITDA	756	541	+40%	+40%	1,394	1,066	+31%	+32%
EBITDA margin	21.0%	16.0%			20.0%	16.1%		
EBIT	400	210	+90%	+78%	705	404	+75%	+72%
EBT	408	271	+51%		736	477	+54%	
Net income (incl nonrecurring)	562	-1,804			1,444	-1,526		
Net income (excl nonrecurring)	562	377	+49%		1,036	655	+58%	
whereof discontinued operations	314	242	+30%		594	436	+36%	
Earnings per share, SEK[1]	1.60	1.03	+55%		2.95	1.79	+65%	
Earnings per share, incl nonrec items SEK[1]	1.60	-5.30			4.14	-4.54		
Operating cash flow	295	193	+53%		206	92	+124%	

Note: Reported according to IFRS 5, Gambro Healthcare US is considered discontinued operations and is reported on a separate line below tax.

(1) Adjusted for minority interests

Second quarter highlights:

Revenues for the quarter showed currency adjusted growth of 7%. Gambro BCT and Gambro Healthcare International posted strong currency adjusted growth at 15% and 13% respectively. Gambro Renal Products growth reached 4% currency adjusted. Revenue development in Asia and rest of the world was strong at 14% currency adjusted growth.

EBITDA margin for the group increased to 21.0% (16.0%). The development was driven by improvements in all business areas, Gambro Renal Products 20.4% (19.9%), Gambro BCT 32.8% (29.6%) and Gambro Healthcare International 17.6% (16.7%).

Net debt increased by MSEK 1,104 compared to the first quarter 2005. Currency effects increased net debt by MSEK +1,337 (-83). Operating cash flow improved to MSEK 295 (193), excluding currency effects MSEK 598 (106).

"The strong growth momentum continues in all business areas, and the profitability has been lifted to a higher level. Business development activities continue and important steps have been taken including the distribution and promotion agreement with Baxter, and the Gambro BCT agreement with American Red Cross that will support future growth for Gambro." said Sören Mellstig, Gambro President and CEO.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO

July 21, 2005

Key data

MSEK Excl. nonrecurring items	Q2 2005	2004	Jan-June 2005	2004	July 2004- June 2005	Full year 2004
Revenues	3,608	3,381	6,967	6,608	13,763	13,404
EBITDA	756	541	1,394	1,066	2,576	2,248
EBITDA margin	*21.0%*	*16.0%*	*20.0%*	*16.1%*	*18.7%*	*16.8%*
Operating earnings (EBIT)	400	210	705	404	1,231	930
EBIT margin	*11.1%*	*6.2%*	*10.1%*	*6.1%*	*8.9%*	*6.9%*
Earnings before tax (EBT)	408	271	736	477	1,336	1,077
Earnings per share (EPS), SEK	1.60	1.03	2.95	1.79	5.53	4.37
Earnings per share (EPS), incl. nonrecurring items SEK	1.60	-5.30	4.14	-4.54	6.72	-1.96
Operating cash flow [1]	295	193	206	92	1,124	1,010
Net debt	6,809	5,730	6,809	5,730	6,809	5,820

1) Cash flow before acquisitions, divestitures and taxes

Revenues by market

MSEK	Q2 2005	2004	Nominal	Currency adjusted	Jan-June 2005	2004	Nominal	Currency adjusted	Full year 2004
Europe, Africa and Middle East	2,202	2,083	+6%	+5%	4,260	4,081	+4%	+5%	8,147
United States	784	769	+2%	+6%	1,520	1,499	+1%	+6%	3,077
Asia, rest of the world	622	529	+18%	+14%	1,187	1,028	+16%	+14%	2,180
Total	3,608	3,381	+7%	+7%	6,967	6,608	+5%	+6%	13,404

SECOND QUARTER 2005 (* =currency adjusted)

The strong growth momentum continues and all business areas have reported revenue growth above market growth and in line with or above the 2005 outlook. Profitability has improved. Gambro is growing strongly in the US and Asia, rest of the world, and successfully protecting the position in Europe, Africa and Middle East.

Recent growth and business development initiatives include:

Distribution and promotion agreement with Baxter Gambro will strengthen its global HD business through a distribution and promotion agreement with Baxter. Following a decision by Baxter to wind down its production of HD monitors, Baxter has chosen Gambro to be the exclusive supplier of HD monitors and related disposables to its customers. The agreement was announced July 21, 2005.

Sale of U.S. clinics moves forward DaVita's discussions with the U.S. Federal Trade Commission are at an advanced stage and further steps have been taken in the process of the expected completion of divesting clinics. Gambro remains confident that the deal will close in the near term and the approved redemption program will be carried out.

Dialyzer capacity expansion Gambro has taken a decision to further invest in capacity for producing synthetic dialyzers in Meyzieu France, adding a capacity of approximately two million. The production line will be up and running mid 2006. A decision has also been taken to locate the new North American dialyzer plant to Opelika, Alabama, USA.

Agreement with American Red Cross Gambro BCT announced that it signed a new three-year agreement with the American Red Cross (ARC), its largest customer in the world, and a primary supplier of life-saving blood and blood products in the U.S. A key element of the agreement is the implementation of Trima Accel Automated Blood Collection technology in ARC. The agreement was announced July 11, 2005.

Teraklin Gambro has received U.S. FDA 510(k) clearance for the MARS Liver Support Therapy for drug overdose and poisoning. Gambro attained the MARS Therapy as part of the Teraklin acquisition completed in October 2004.

Revenues for the quarter showed growth of +7%*. Revenue development was strong in Asia and rest of the world, driven by the favorable development for Gambro BCT and Gambro Renal Products. Europe, Africa and Middle East posted growth of +5%*. Revenues in Asia and rest of the world increased by +14%* and in the U.S. by +6%*. All business areas showed growth in line with or above the outlook for 2005.

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 21.0% (16.0%). The Group margin includes higher margins for all three business areas compared to the second quarter 2004. Excluding IFRS accounting effects (valuation of financial instruments and stock option programs) the EBITDA margin was 19.4% (18.9%).

EBIT (Earnings before interest and taxes) for the group increased 90% (+78%*) to MSEK 400 (210). The EBIT margin reached 11.1% (6.2%).

The **financial net** was reduced from second quarter last year to MSEK +8 (+61), primarily as an effect of interest income from MacGREGOR of MSEK 54 in Q2 2004.

Earnings before tax (EBT) increased in the quarter to MSEK 408 (271). The EBT margin reached 11.3% (8.0%).

Net income for the quarter reached MSEK 562 (377) including discontinued operations, excluding non-recurring items. Excluding discontinued operations net income reached MSEK 248 (135).

Financial position

	Q2		January-June		Full year
MSEK	2005	2004	2005	2004	2004
Net debt[1], closing balance	6,809	5,730	6,809	5,730	5,820
Financial net	+8	+61	+439	+73	+147
of which interest net	-10	+67	-21	+81	+108
Average interest rate	6.0%	3.2%	5.8%	3.2%	3.3%

1) Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

Net debt increased by MSEK 1,104 compared to the first quarter 2005. Currency effects increased net debt by MSEK +1,337 (-83). The currency effect was to a large extent driven by hedge contracts relating to the loans from Gambro AB to the US holding company Gambro Inc. Net debt was also increased by the dividend payment of MSEK 448.

Operating cash flow

MSEK	Q2		Jan-June		Full year
Excl. nonrecurring items	**2005**	2004	**2005**	2004	2004
Earnings before taxes	408	271	736[1)]	477	1,077
Depreciation and amortization	356	331	689	662	1,318
Change in operating working capital[2)]	-195	-95	-616	-481	-109
Capital expenditure, net	-274	-314	-603	-566	-1,276
Operating cash flow	**295**	**193**	**206**	**92**	**1,010**
Of which currency effects in operating cash flow	-303	+87	-465	-75	+85

1) Excludes MacGREGOR divestiture, MSEK 408
2) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.

Excluding currency effects in both periods the **operating cash flow** improved to MSEK 598 the second quarter of 2005, compared to MSEK 106 last year.

COMPANY OBJECTIVES FOR 2005 (at constant currencies)

Gambro reconfirms the overall objectives for the year 2005: For 2005 the company is expecting revenue growth in the range of 6-8% for its continuing business (excluding Gambro Healthcare US). Gambro targets growth in earnings and operating cash flow in excess of revenue growth for 2005. The strategic steps taken in 2004 to sell the U.S. clinics and establish a strategic alliance with DaVita have sharpened the platform for future growth and profitability. The strategies for the business areas remain valid, but measures are now being taken to create additional growth on top of the current plans following the divestiture of Gambro Healthcare US. **Gambro Renal Products'** objective is to achieve revenue growth in the range of 3-5% and improve the operating margin. Sales to DaVita within the preferred supplier agreement framework are expected to start ramping up during 2005, but will not change the outlook. Sales under the distribution and promotion agreement with Baxter are expected to gradually ramp-up over the second half of 2005, but will not change the outlook. **Gambro BCT's** objective is to reach revenue growth of about 12-14% (including Ivex) while protecting operating margin. The outlook announced in the beginning of the year stated revenue growth of 10-12%. **Gambro Healthcare's** (excluding the U.S. clinics) objective is to reach revenue growth in the range of 10-15% of which approximately 2/3 will be organic. Operating earnings should grow at a slightly higher rate than revenues.

Long term, the company has an ambition to grow revenues at a rate of 10-15% annually and earnings (EPS) at a rate of 15% annually.

Long term Gambro will target a net debt to equity ratio of maximum 0.5.

GAMBRO

July 21, 2005

GAMBRO RENAL PRODUCTS

	Q2			Currency	Jan-June			Currency
MSEK	2005	2004	Nominal	adjusted	2005	2004	Nominal	adjusted
Revenues	2,662	2,538	+5%	+4%	5,144	4,986	+3%	+4%
- of which is intra-group	93	72	+29%	+27%	173	146	+18%	+18%
EBITDA	542	505	+7%	+7%	995	869[1)]	+15%	+15%
EBITDA margin	20.4%	19.9%			19.3%	17.4%[1)]		
EBIT	277	255	+9%	+9%	480	369[1)]	+30%	+31%
EBIT margin	10.4%	10.0%			9.3%	7.4%[1)]		

1) Including MSEK -101 in one-offs related to the closure of dialyzer plants

Gambro Renal Products second quarter 2005

Revenues increased by 4% currency adjusted. Sales growth in the intensive care business continued to be strong across all regions and sales of HD machines improved significantly. The overall sales trend was favorable in markets such as Canada and France and in high growth areas like Korea and certain countries in Eastern Europe, Middle East and Africa.

Operating earnings margin (EBITDA) for Gambro Renal Products improved to 20.4% compared to a strong second quarter last year at 19.9%. Earnings in the quarter were positively impacted by MSEK 44 (January-June 2005: MSEK 6) following new methods of accounting for hedge contracts within the new accounting standards (IAS 39). A higher portion of HD dialysis machines and more sales in high growth and low margin markets impacted the sales mix. The margin was also impacted by costs related to increased sales and marketing activities as well as the preparations in anticipation of sales to DaVita under the preferred supplier agreement. The preparations are proceeding according to plan.

Gambro will strengthen its global HD business through a distribution and promotion agreement with Baxter. Following a decision by Baxter to wind down its production of HD monitors, Baxter has chosen Gambro to be the exclusive supplier of HD monitors and related disposables to its customers. The distribution and promotion agreement has a global scope, but will be adapted to market conditions in different regions. The agreement is exclusive throughout Latin America excluding Brazil, and is non-exclusive for the rest of the world, excluding Japan. Excluded from the agreement are dialyzers as well as all PD and intensive care products. Deliveries under the agreement are expected to gradually ramp-up over the next six months.

Gambro Renal Products will expand its capacity for dialyzers with synthetic membranes in its existing plant in Meyzieu, France. The investment will enable Gambro to increase its production capacity by approximately two million dialyzers annually. The work to reconstruct the plant will start immediately and it will take about 12 months before it is fully operational. Gambro announced earlier that a new manufacturing plant for dialyzers will be built in Opelika, Alabama, US. Since 1999 Gambro has taken investment decisions that in total will result in an increased production capacity of more than 32 million synthetic dialyzers per year.

In June the company received U.S. FDA 510(k) clearance for Gambro's MARS Liver Support Therapy, (Molecular Adsorbent Recirculating System), a treatment that removes toxins from the blood in cases of drug overdose and poisoning. The MARS Therapy will be available in the U.S. toward the end of 2005 for drug overdose and poisoning treatment.

GAMBRO BCT

MSEK	Q2 2005	2004	Nominal	Currency adjusted	Jan-June 2005	2004	Nominal	Currency adjusted
Revenues	573	507	+13%	+15%	1,094	964	+14%	+17%
EBITDA	188	150	+25%	+30%	359	308	+17%	+22%
EBITDA margin	32.8%	29.6%			32.8%	31.9%		
EBIT	139	102	+36%	+39%	263	217	+21%	+26%
EBIT margin	24.3%	20.1%			24.0%	22.5%		
Navigant Biotechnologies, expenses	15	19			27	31		

Gambro BCT second quarter 2005

Gambro BCT's growth momentum continues and revenues in the second quarter were strong, reaching 15% growth in constant currencies. Excluding sales from Ivex Pharmaceuticals, acquired in May 2004, currency adjusted sales growth was 13%.

Earnings before depreciation and amortization (EBITDA) increased by 25% and EBITDA margin reached 32.8%, compared to 29.6% in the second quarter last year. Gambro BCT is increasing the full year outlook for sales in constant currencies to 12-14%.

Gambro BCT continues to see strong growth, exceeding overall market growth, particularly in the US, Asia, Canada, Austria, Spain and France. In Japan, Gambro BCT continues to steadily increase its revenues, as well as develop its 12% market share with the Japanese Red Cross reflecting growth in Trima system placements. Conversion of worldwide blood bank customers to Trima Accel continues, with more than 65% of Trima disposable unit volume converted to Accel.

The success of Trima Accel is a direct result of the multi-year product development process, listening to the needs of the customers, executing development plans, and introducing and implementing new technology that meets the needs of the Gambro BCT customers. Trima Accel's improved collection efficiency offers shorter donation times, enhanced donor satisfaction and the capability to collect leukoreduced platelets, plasma and red cells, including double red cells, with each blood donation.

The OrbiSac Whole Blood Processing System sales continued to be strong and are gaining momentum in Europe. OrbiSac sales are a leading indicator of the value that automation can bring to the manufacturing processes of a blood center, paving the way for the future launch of the Atreus Whole Blood Processing System.

Sales and margin growth in the Gambro BCT Therapeutic business area with the COBE Spectra system and disposables used for therapeutic plasma exchange, red blood cell exchange and peripheral blood stem cell collections continued to be greater than market growth, particularly in Europe and Asia.

In July Gambro BCT announced that it signed a new three-year agreement with the American Red Cross (ARC), its largest customer in the world. The ARC is a primary supplier of life-saving blood and blood products in the U.S. The ARC collects and distributes nearly half of the U.S. blood supply, collecting over six million units of blood from nearly four million blood donors annually. A key element of the agreement is the implementation of Trima Accel

Automated Blood Collection technology in ARC Blood Regions throughout the United States. Trima Accel will help the ARC meet their strategic business objectives and provide more life-saving blood products for their hospitals and patients across the U.S. The ARC has been using Gambro BCT's Trima system to collect multiple blood component combinations for several years.

During the second quarter Gambro BCT received the first and only U.S. Food and Drug Administration, (FDA), clearance for 7-day storage of single donor platelets collected with Trima and COBE Spectra technology, when tested for bacteria using a specific method. Platelets are stored at room temperature and are susceptible to bacterial contamination. To minimize the risk of contamination, platelets are restricted to a 5-day shelf life. About two days are spent testing platelets, leaving only three days for transfusion. This limited shelf life increases the chances of platelet outdating or expiration. Gambro BCT's 7-day platelet virtually doubles the effective shelf life. U.S. customer adoption of 7-day platelets has been dependent upon FDA approval of an extensive Gambro BCT-sponsored Post-Market Surveillance study to evaluate the performance of the bacterial testing method. This key approval was received during the quarter.

Future development

Current performance has been driven by the company's investments in research and development. Future growth will come from the additional investments Gambro BCT is making in the Atreus Whole Blood Processing System, and Navigant's Mirasol pathogen reduction technology.

Whole blood processing

Currently, most processing of whole blood collections is performed manually. Blood component laboratories are looking for ways to reduce manual processes and achieve greater quality control and consistency. Manual processes in the component lab affect regulatory compliance, involve numerous machines and processing steps, require extensive staff training, and can contribute to repetitive strain injuries. Blood manufacturing information is manually collected and recorded. The Atreus system automates these processes, providing greater quality control and consistent blood products. Gambro BCT is currently working with Blood Center Skåne in Lund University Hospital on customer usability trials.

Gambro BCT anticipates introducing the first application in the comprehensive suite of Atreus applications in Europe and the US in the first half of 2007 and Asia late 2007, with additional Atreus product launches and geographical introductions to come over the next several years, determined by country specific regulatory, validation, and reimbursement approval systems.

Navigant Biotechnologies, Inc.

Pathogen reduction technology will provide the ability to help protect future blood transfusion recipients from blood borne pathogens like HIV, Hepatitis, West Nile virus and SARS. The Mirasol pathogen reduction technology is simple, safe, and highly effective. Riboflavin is added to the blood component and it is then exposed to light for a short period of time. This illumination causes a reaction that prevents DNA and RNA of pathogens from replicating, rendering them inactive.

Because of increased customer interest, attractive market size, synergies with other Gambro BCT business, and benefits from coordination with the development of the platelets system,

Navigant began scaling up to develop its plasma pathogen reduction system during the second quarter. As previously reported, spending is expected to increase by MUSD 13 over the next two years. In the second quarter 2005 MSEK 15 (19) was invested in Navigant Biotechnologies, Inc.

Navigant continues to meet its milestones and is preparing for the human platelets clinical trial, which will start in Europe before the end of 2005. Navigant also continues to develop and test its pathogen reduction technology (PRT) for applications improving the safety and availability of transfused red blood cells for U.S. Armed Forces.

The first market introduction in Europe of the Mirasol platelet pathogen reduction system is planned for mid-2007 and in Asia mid-2009. The first market introduction of Mirasol for plasma is planned for Europe in early 2008 and Asia in early 2009. Market introduction for each country is determined by country specific regulatory, validation, and reimbursement approval systems.

GAMBRO

July 21, 2005

GAMBRO HEALTHCARE INTERNATIONAL

MSEK	Q2 2005	Q2 2004	Nominal	Currency adjusted	Jan-June 2005	Jan-June 2004	Nominal	Currency adjusted
Revenues	466	408	*+14%*	*+13%*	902	804	*+12%*	*+12%*
EBITDA	82	68	*+21%*	*+19%*	158	132	*+20%*	*+19%*
EBITDA margin	17.6%	16.7%			17.5%	16.4%		
EBIT	43	40	*+8%*	*+7%*	85	72	*+18%*	*+18%*
EBIT margin	9.2%	9.8%			9.4%	9.0%		

	June 30 2005	June 30 2004	June 30, 2005 vs. June 30, 2004	June 30, 2005 vs. March 31, 2005
Total number of clinics	**145**	**140**	**+5**	**-1[1)]**
Total number of patients	**11,500**	**10,600**	**+ 900**	**+300**

1) During the second quarter 1 new clinic was opened, and 2 clinic mergers took place.

	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1
Total number of treatments ('000)			**426**	409	388	370	365	357
Number of dialysis days	79	79	78	77	79	79	78	78

Gambro Healthcare International (non-U.S.) second quarter 2005

The strong growth momentum in Gambro Healthcare International continues and currency-adjusted growth of 13% was recorded for the second quarter 2005. Organic treatment growth reached 5% driven mainly by strong development in Poland, Italy and Argentina. Revenue growth was also supported by reimbursement increases mainly in France, Portugal and Turkey that have come into effect during 2005.

The expansion in Poland continued with the opening of one new clinic. The number of patients in Poland has increased by approximately 50% to 750 since year-end 2004.

Gambro Healthcare International continues to seek growth opportunities in emerging markets.

Operating earnings margin (EBITDA) increased to 17.6% (16.7%). The improvement in the margin is mainly explained by higher revenue per treatment, operational efficiency improvements and good cost control. The efforts to improve performance in Italy continue. Results are showing in terms of process and organization development and consequently higher profitability and improved cash flow through faster collection of accounts receivable.

GAMBRO

July 21, 2005

GAMBRO HEALTHCARE US (discontinued operations)

	Q2			Currency	Jan-June			Currency
MSEK	2005	2004	Nominal	adjusted	2005	2004	Nominal	adjusted
Revenues	3,559	3,574	*0%*	*+3%*	6,839	6,925	*-1%*	*+4%*
EBITDA	635	602	*+6%*	*+9%*	1,211	1,135	*+7%*	*+12%*
EBITDA margin	17.8%	16.8%			17.7%	16.4%		
EBIT	499	462	*+8%*	*+12%*	942	858	*+10%*	*+15%*
EBIT margin	14.0%	12.9%			13.8%	12.4%		

	June 30		June 30, 2005 vs. June 30, 2004	June 30, 2005 vs. March 31, 2005
	2005	2004		
Total number of clinics	566	566	0	0
Total number of patients	43,100	43,400	-300	0

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total number of treatments in consolidated clinics ('000)			1,630	1,601	1,650	1,648	1,646	1,638
Number of dialysis days	79	79	78	77	79	79	78	78
Revenue per treatment, U.S. (USD)			298	297	294	292	286	278

Gambro Healthcare US second quarter 2005

Revenue per treatment in the U.S. was USD 298, an USD 12 increase over the second quarter of 2004 and an increase of USD 1 over the first quarter of 2005. Revenue per treatment was positively impacted by pricing increases, partly offset by decreased levels of pharma administration during the second quarter.

As a result of Gambro Healthcare US's strategy to be selective in terms of pursuing patient growth in order to focus on profitability, the non-acquired treatment growth in the second quarter was flat.

EBITDA margin in the second quarter was one of the strongest quarter experienced by Gambro Healthcare US. The margin improved to 17.8% (16.8%) and increased slightly over the first quarter of this year, 17.6%. The favorable performance was driven by successful capacity cost control and expense management together with a focus on operational efficiency.

Medical outcomes and efficient clinic operations remains a top priority and consequently overall clinical patient outcomes have continued to steadily improve as well as profitability and cash flow.

The process of divesting Gambro Healthcare US to DaVita is ongoing. The transaction is currently being reviewed by the U.S. Federal Trade Commission (FTC). Gambro has been informed that DaVita's discussions with the FTC are at an advanced stage and that further steps have been taken in the process of the expected completion of divesting clinics. Predicting the timing of the process is difficult but based on information available, Gambro remains confident that the deal will close in the near term.

INVESTMENTS

MSEK	Q2 2005	Q2 2004	Jan - June 2005	Jan - June 2004	Full year 2004
Gambro Healthcare 1)	41	28	74	46	137
Gambro Renal Products	166	245	411	432	919
Gambro BCT	92	58	161	115	281
Total investments excluding acquisitions 2)	299	331	646	593	1,337
Acquisitions	0	38	0	46	50
Total investments gross	299	369	646	639	1,387
Less: Disposals including divestments	-26	-19	-104	-29	-63
Total investment activities	273	350	542	610	1,324
1) Excluding Gambro Healthcare US					
2) Of which is capitalized development expenditures	52	39	95	71	145

Gambro Renal Products' investments mainly refer to new production capacity for synthetic dialyzers, upgrading of the BiCart manufacturing and other manufacturing improvements. The investments in Gambro Healthcare are to a large extent related to the expansion in Poland. The BCT investment is mainly related to capacity expansion and preparation for new product launches.

PERSONNEL

The number of Gambro employees increased by 144 during the second quarter. By the end of the period, the total number of employees amounted to 21,538 (21,107), of which 9,926 belong to Gambro Healthcare US.

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 161 (300) for the first half of 2005. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 25 (44).

CORPORATE GOVERNANCE

In December 2004, a Swedish Code of Corporate Governance was presented. The Stockholm Stock Exchange is planning that companies on the A-list, and major companies on the O-list, will start to apply the code as of mid-2005. Gambro intends to apply the new code and has started to adopt the code on a gradual basis. A Corporate Governance Report will be presented in the Annual Report for 2005 and will be published on the web in 2006.

AFTER THE BALANCE SHEET DATE

After the balance sheet date Gambro reached a settlement regarding the complaint that was served to Gambro, in September 2004, relating to a 1995 tender offer to all public stockholders in REN Corporation. Further information is available in Gambro's annual report 2004 on page 64. The settlement will result in an additional purchase price payment. The payment will be recognized as goodwill in Gambro Healthcare US.

Stockholm, July 21, 2005

Sören Mellstig
President and CEO
This report has not been subject to examination by the Company's auditors.

GAMBRO®

July 21, 2005

FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46 8 613 65 48, +46 70 513 65 48
Paula Treutiger, VP, Corporate Communications, tel. +46 8 613 65 99, +46 733 66 65 99
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 733 66 65 84
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750
Sophie Monsén, Manager Investor Relations & Business Intelligence, tel +46 8 613 65 02

TELECONFERENCE AND WEB CAST

The company will host a conference call and web cast to present its second quarter results today, July 21 at 16:00 Central European time. +44 (0)20 7162 0180 (if calling from Europe), +1 334 323 6203 (if calling from the US). Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com/investors/.

CALENDAR 2005	
Oct. 20	Nine-month report, January-September 2005

ACCOUNTING PRINCIPLES

This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting. As of 2005 Gambro is applying International Financial Reporting Standards (IFRS) as approved by the EU with effect from December 31, 2005. The most important differences between previous accounting principles and IFRS are as follows:

- Goodwill is no longer being amortized (IFRS 3)
- In the case of discontinued operations (Gambro Healthcare US), all depreciation has ceased and net income is being reported on a separate line (IFRS 5)
- Share-based incentive programs are being expensed (IFRS 2)
- Some derivatives are being carried at market value (IAS 39)

These new accounting principles are described in detail in a document published by Gambro on April 5, 2005. This document also presents restated quarterly data for each segment. Reconciliations between previous reporting and IFRS can be found at the end of this interim report.

On April 14 the International Accounting Standards Board (IASB) published an amendment to IAS 39. This amendment permits hedge accounting of forecasted intra-group transactions. The amendment becomes effective on January 1, 2006 but earlier application is permitted. Gambro believes that the amendment published by the IASB will be approved by the EU before the end of this year. The company is therefore choosing to apply the standard with effect from January 1, 2005 together with the associated transitional rules in IFRS 1.

In brief, the amendment to IAS 39 means that the market value of the hedge is to be recognized directly in equity until the hedged transaction impacts on profit/loss. Once the hedged transaction impacts on profit/loss, the hedge too is to be recognized in profit/loss.

As a consequence of the new accounting rules and the new group structure resulting from the Gambro Healthcare US divestiture the statement of the tax rate in the quarterly reports will be changed. The tax rate will be stated the same way as in the annual report, without the add-back of goodwill amortization resulting in a tax rate of approximately 39%.

GAMBRO

July 21, 2005

GAMBRO GROUP INCOME STATEMENT

MSEK	Q2 2005	Q2 2004	Jan-June 2005	Jan-June 2004	July 2004 June 2005	Full year 2004
Continuing operations						
Revenues	**3,608**	**3,381**	**6,967**	**6,608**	**13,763**	**13,404**
Cost of sales	-2,176	-2,144	-4,243	-4,132	-8,497	-8,386
Gross earnings	**1,432**	**1,237**	**2,724**	**2,476**	**5,266**	**5,018**
Operating expenses 1)	-1,032	-1,027	-2,019	-2,072	-4,035	-4,088
Earnings before interest and taxes (EBIT) 2)	**400**	**210**	**705**	**404**	**1,231**	**930**
Financial items, net 3)	8	61	439	73	513	147
Earnings before tax (EBT)	**408**	**271**	**1,144**	**477**	**1,744**	**1,077**
Taxes	-160	-136	-294	-258	-558	-522
Net income from continuing operations	**248**	**135**	**850**	**219**	**1,186**	**555**
Profit for the period from discontinued operations 4)	314	-1,939	594	-1,745	1,182	-1,157
Net income 4)	**562**	**-1,804**	**1,444**	**-1,526**	**2,368**	**-602**
Net income attributable to:						
The shareholders of the parent company	552	-1,826	1,426	-1,565	2,315	-676
Minority interest	10	22	18	39	53	74
	562	**-1,804**	**1,444**	**-1,526**	**2,368**	**-602**
1) Including gains (+) / expenses (-) for stock options and SAR-programs	11	-97	25	-103	-83	-211
2) Earnings before depreciation and amortization (EBITDA)	756	541	1,394	1,066	2,576	2,248
3) Including capital gain from divestiture of MacGREGOR			408		408	
4) Impact on net income of non-recurring item related to the agreement with the U.S Department of Justice		-2,181		-2,181		-2,181
Earnings per share before and after dilution calculated on the net income for the continuing operations attributable to the parent company shareholders in the periods (SEK)	0.72	0.39	2.46	0.64	3.42	1.60
Earnings per share before and after dilution calculated on the net income for the discontinuing operations attributable to the parent company shareholders in the periods (SEK)	0.88	-5.69	1.68	-5.18	3.30	-3.56
Earnings per share before and after dilution calculated on the net income for the whole operations attributable to the parent company shareholders in the periods (SEK)	1.60	-5.30	4.14	-4.54	6.72	-1.96

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

Exchange rates

	Closing rates 2005 Q2	Closing rates 2004 Q2	Average rates 2005 Q1	2005 Q2	2005 YTD	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2004 YTD
USD-rate	7.82	7.53	6.90	7.34	7.12	7.35	7.59	7.50	6.96	7.35
EUR-rate	9.42	9.15	9.07	9.21	9.14	9.18	9.15	9.15	9.04	9.13

GAMBRO.

July 21, 2005

QUARTERLY DATA PER SEGMENT

	2005			2004				
	Q1	Q2	Total	Q1	Q2	Q3	Q4	Total
Revenues from continuing operations								
Gambro Renal Products	2,482	2,662	5,144	2,448	2,538	2,454	2,587	10,027
Gambro BCT	521	573	1,094	457	507	528	518	2,010
Gambro Healthcare Int.	436	466	902	396	408	418	440	1,662
Intra-group	-80	-93	-173	-74	-72	-76	-73	-295
Total Revenues	**3,359**	**3,608**	**6,967**	**3,227**	**3,381**	**3,324**	**3,472**	**13,404**
Operating earnings before depr. (EBITDA) from contuining operations								
Gambro Renal Products	453 [1]	542 [1]	995 [1]	364 [2]	505	466	491	1,826 [2]
Gambro BCT	171	188	359	158	150	167	144	619
Gambro Healthcare Int.	76	82	158	64	68	66	80	278
Other	-62	-56	-118	-61	-182	-238	6	-475
Total operating earnings - before depr. (EBITDA)	**638**	**756**	**1,394**	**525**	**541**	**461**	**721**	**2,248**
where of gains (+) / expenses (-) for stock-options and SAR-program	14	11	25	-6	-97	-179	71	-211
EBITDA-margin %	**19.0%**	**21.0%**	**20.0%**	**16.3%**	**16.0%**	**13.9%**	**20.8%**	**16.8%**
Depreciation and amortization from continuing operations								
Gambro Renal Products	-250	-265	-515	-250	-250	-240	-243	-983
Gambro BCT	-47	-49	-96	-43	-48	-51	-46	-188
Gambro Healthcare Int.	-34	-39	-73	-32	-28	-32	-30	-122
Other	-2	-3	-5	-6	-5	-5	-9	-25
Total depreciation and amortization	**-333**	**-356**	**-689**	**-331**	**-331**	**-328**	**-328**	**-1,318**
Operating earnings after depr. (EBIT) from continuing operations								
Gambro Renal Products	203 [1]	277 [1]	480 [1]	114 [2]	255	226	248	843 [2]
Gambro BCT	124	139	263	115	102	116	98	431
Gambro Healthcare Int.	42	43	85	32	40	34	50	156
Other	-64	-59	-123	-67	-187	-243	-3	-500
Total EBIT	**305**	**400**	**705**	**194**	**210**	**133**	**393**	**930**
EBIT-margin %	**9.1%**	**11.1%**	**10.1%**	**6.0%**	**6.2%**	**4.0%**	**11.3%**	**6.9%**
Financial net from continuing operations								
Interest net	-11	-10	-21	14	67 [3]	8	19	108
Other financial items	442 [4]	18	460 [4]	-2	-6	-4	51 [5]	39
Financial net	**431**	**8**	**439**	**12**	**61**	**4**	**70**	**147**
Earnings before tax (EBT) from continuing operations	**736**	**408**	**1,144**	**206**	**271**	**137**	**463**	**1,077**

1) Including MSEK -38 in Q1, MSEK +44 in Q2 and YTD MSEK 6 as a consequence of new methods of accounting for hedge contracts according to the new accounting standard IAS 39.
2) Including MSEK 101 in one-off costs related to the closure of two plants.
3) Including MSEK 54 in accrued interest income from MacGREGOR (from 1998 until June 2004).
4) Including capital gain from divesture of MacGREGOR, MSEK 408.
5) Including MSEK +148 in early redemption of derivatives and a provision of MSEK -89 related to a loan to an independent clinic operator.

GAMBRO

July 21, 2005

QUARTERLY DATA PER SEGMENT (cont.)

	2005			2004				
	Q1	Q2	Total	Q1	Q2	Q3	Q4	Total
Assets								
Gambro Renal Products	11,293	11,671		11,518	11,610	11,418	11,114	
Gambro BCT	1,729	1,931		1,498	1,610	1,634	1,562	
Gambro Healthcare Int.	2,535	2,713		2,526	2,484	2,513	2,536	
Eliminations	-53	-62		-49	-48	-51	-49	
Total segment assets	**15,504**	**16,253**		**15,493**	**15,656**	**15,514**	**15,163**	
Other	1,395	793		729	831	977	572	
Gambro Healthcare US				14,798	14,573	14,207	13,821	
Assets classified as held for sale	14,293	16,550						
Shares and participations	122	127		125	119	119	123	
Deferred and current tax assets	860	924		1,292	1,773	1,614	1,581	
Liquid assets	581	402		671	454	886	659	
Interest bearing receivables	279	331		1,236	1,286	1,473	370	
Total assets	**33,034**	**35,380**		**34,344**	**34,692**	**34,790**	**32,289**	
Liabilities								
Gambro Renal Products	2,234	2,414		2,292	2,244	2,208	2,160	
Gambro BCT	233	249		172	234	252	248	
Gambro Healthcare Int.	365	378		439	468	488	442	
Eliminations	-53	-62		-49	-48	-51	-49	
Total segment liabilities	**2,779**	**2,979**		**2,854**	**2,898**	**2,897**	**2,801**	
Other	571	814		751	3,500	3,557	760	
Gambro Healthcare US				1,267	1,289	1,304	1,951	
Liabilities directly associated with assets classified as held for sale	2,159	2,394						
Shareholders' equity	19,963	20,606		20,350	18,122	18,299	18,474	
Provisions for taxes and tax liabilities	997	1,045		1,272	1,413	1,159	1,454	
Interest bearing liabilities incl. pensions	6,565	7,542		7,850	7,470	7,574	6,849	
Total shareholders' equity and liabilities	**33,034**	**35,380**		**34,344**	**34,692**	**34,790**	**32,289**	
Investments gross								
Gambro Renal Products	245	166	411	187	246	238	254	925
Gambro BCT	69	92	161	57	96	72	94	319
Gambro Healthcare Int.	33	41	74	26	27	40	50	143
Total investment gross	**347**	**299**	**646**	**270**	**369**	**350**	**398**	**1,387**
Revenues by market								
Europe, Africa and Middle East	2,058	2,202	4,260	1,998	2,083	1,960	2,106	8,147
United States	736	784	1,520	730	769	779	799	3,077
Asia and rest of world	565	622	1,187	499	529	585	567	2,180
Total	**3,359**	**3,608**	**6,967**	**3,227**	**3,381**	**3,324**	**3,472**	**13,404**
Assets by market								
Europe, Africa and Middle East	11,568	11,789		11,380	11,597	11,463	11,309	
United States	1,967	2,222		2,084	2,113	2,099	2,006	
Asia and rest of world	1,969	2,242		2,029	1,946	1,952	1,848	
Total segment assets	**15,504**	**16,253**		**15,493**	**15,656**	**15,514**	**15,163**	
Investments gross by market								
Europe, Africa and Middle East	252	164	416	178	279	244	267	968
United States	51	75	126	50	51	64	91	256
Asia and rest of world	44	60	104	42	39	42	40	163
Total investments gross	**347**	**299**	**646**	**270**	**369**	**350**	**398**	**1,387**

GAMBRO

July 21, 2005

GAMBRO GROUP BALANCE SHEET

MSEK	June 30 2005	June 30 2004	December 31 2004
ASSETS			
Fixed assets			
Intangible assets [1]	2,150	12,114	11,005
Tangible assets	6,316	8,007	7,597
Shares and participations	127	119	123
Long-term receivables	1,158	3,092	1,606
Total fixed assets	**9,751**	**23,332**	**20,331**
Current assets			
Inventories	2,243	2,580	2,255
Trade receivables	4,943	6,186	6,858
Other current receivables	1,491	2,140	2,186
Liquid assets	402	454	659
	9,079	**11,360**	**11,958**
Assets classified as held for sale	16,550		
Total current assets	**25,629**	**11,360**	**11,958**
TOTAL ASSETS	**35,380**	**34,692**	**32,289**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Equity related to the shareholders of the parent company [2]	20,486	17,966	18,387
Minority interest	120	157	87
Shareholders' equity	20,606	18,123	18,474
Long-term non interest bearing liabilities	1,296	4,113	1,784
Long-term interest bearing liabilities	4,867	4,894	4,593
Current liabilities	6,217	7,562	7,438
Liabilities directly associated with assets classified as held for sale	2,394		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**35,380**	**34,692**	**32,289**
NET DEBT	6,809	5,730	5,820
1) Of which goodwill	1,123	10,894	9,829

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

GAMBRO®

July 21, 2005

CHANGES IN SHAREHOLDERS' EQUITY

MSEK	June 30 2005	June 30 2004	December 31 2004
Reported opening balance	**18,474**	**19,714**	**19,714**
New accounting standards (IAS 39) implemented prospectively from January 1, 2005 [1)]	279		
Adjusted opening balance	**18,753**	**19,714**	**19,714**
Net income	1,444	-1,526	-602
Changes in minority interest	15	-25	-130
Sharebased payments	-18	11	23
Translation difference	944	254	-233
Change in cash flow hedge reserve	-84		
Change in provision for equity swaps (in accordance with earlier accounting principles)		74	81
Dividend	-448	-379	-379
Closing balance	**20,606**	**18,123**	**18,474**

1) Adjustment to Equity at implementation of IAS 39 Financial instruments: Recognition and Measurement

whereof	Adjustment pre-tax	Adjustment post-tax
Cashflow hedge reserve for forecasted intragroup cashflows.	28	20
Fair market valuation of interest derivatives	-23	-16
Fair market valuation of derivatives etc for hedging of cash-settled sharebased payments including social security contributions.	404	406
Recognition of derivatives for hedging of equity settled sharebased payments.	-126	-126
Other	-9	-5
Total	**274**	**279**

CASH FLOW STATEMENT

	Jan-June		Full year
MSEK	2005	2004	2004
Operating activities			
Earnings before tax in continued operations	1,144	477	1,077
Earnings before tax in discontinued operations	972	-1,981	-1,021
Adjustment for non-cash items			
Depreciation and write-downs in continued operations	689	662	1,318
Depreciation and write-downs in discontinued operations	0	283	566
Provisions	-26	2,847	226
Unrealized interests and exchange gains/losses	-1,338	6	269
Capital gains/losses	-408	-82	-127
Income taxes paid	-336	-249	-710
Cash flow from current operations before changes in operating capital	697	1,963	1,598
Changes in operating capital:			
Inventories	-139	-190	-2
Receivables	183	277	755
Liabilities	5	-257	510
Cash flow from operating activities	746	1,793	2,861
Investment activities			
Changes in short term investments	49	-11	-171
Investments in financial fixed assets	0	-51	-355
Disposals of financial fixed assets	469	92	131
Investments in intangible fixed assets	-141	-141	-294
Disposals of intangible fixed assets	0	0	0
Investments in tangible fixed assets	-701	-642	-1,456
Disposals of tangible fixed assets	45	25	104
Cash flow from investment activities	-279	-728	-2,041
Financing activities			
Change in loans	-157	-732	-404
Dividend paid	-448	-379	-379
Cash flow from financing activities	-605	-1,111	-783
Cash flow this period	-138	-46	37
Liquid assets, opening balance	437	431	431
Currency effect in liquid assets	47	7	-31
Liquid assets at closing balance	346	392	437

Reconciliation between cash flow statement and operating cash flow

Cash flow from operating activities	746	1,793	2,861
Add back: Operating activities in discontinued operations	-972	1,698	455
Add back: Provisions and unrealized exchange gains/losses etc	1,364	-2,853	-495
Add back: Income taxes paid	336	249	710
Add back: Change in operating capital	-49	170	-1,263
Change in operating working capital	-615	-481	-109
Cash flow from investment activities	-279	-728	-2,041
Addback: Change in short term investments	-49	11	171
Add back: Non-recurring items	-408		
Add back: Investment activities in discontinued operations	194	184	399
Add back: Acquisitions/divestitures net	-62	49	322
Operating cash flow	**206**	**92**	**1,010**

GAMBRO.

July 21, 2005

FIVE-YEAR SUMMARY

MSEK	Jan-Jun 2005 3)	Jan-Jun 2004 3)	2004 3)	2004 4)	2003 4)	2002 4)	2001 4)	2000 4)
Income statement								
Revenues	6,967	6,608	13,404	26,617	26,133	27,574	26,720	22,245
Earnings before interest, taxes depreciation and amortizations (EBITDA)	1,394	1,066	2,248	2,228	4,334	4,501	3,305	3,983
EBITDA margin %	20.0	16.1	16.8	8.4	16.6	16.3	12.4	17.9
Earnings before interest and taxes (EBIT)	705	404	930	-427	1,581	1,594	281	204
EBIT margin, %	10.1	6.1	6.9	-1.6	6.0	5.8	1.1	0.9
Earnings before tax (EBT)	1,144	477	1,077	-531	1,530	1,063	-193	-527
Net income	1,444	-1,526	-602	-1,196	1,422	612	-422	982
Balance sheet								
Total assets	35,380	34,692	32,289	31,555	34,112	36,019	40,151	36,664
Net debt	6,809	5,730	5,820	5,675	5,801	8,369	9,434	7,275
Shareholders equity	20,606	18,123	18,474	18,083	19,756	19,634	22,571	21,897
Cash flow analysis								
Investments in fixed assets	-603	-566	-1,276	-1,675	-2,259	-2,994	-2,465	-1,741
Operating cash flow 1)	206	92	1,010	276 5)	1,754	1,540	-11 2)	1,103
Change in net debt	-989	226 6)	136 6)	126	2,568	1,065	-2,159	-2,643
Key ratios								
Return on shareholders equity, %	14.8	-16.3	-3.2	-6.3	7.2	2.9	-1.9	4.7
Return on total capital, %	10.5	3.3	4.4	-0.4	5.8	4.6	1.6	0.9
Return on capital employeed, %	9.6	4.2	5.5	-0.5	7.1	5.6	2.0	1.2
Interest coverage ratio	6.7	6.4	3.8	-0.3	4.1	2.6	0.8	0.4
Solidity (equity/assets ratio),%	58	52	57	58	58	55	57	60
Per share data								
Earnings per share, SEK	4.14	-4.54	-1.96	-3.47	4.13	1.78	-1.22	2.85
Operating cash flow per share, SEK	0.60	0.27	2.93	0.80 5)	5.09	4.47	-0.03 2)	3.20
Shareholders equity per share, SEK	59	52	53	52	57	57	65	64
Net asset value per share, SEK	59	52	53	52	57	57	65	64
Dividend per share, SEK	1.30	1.10	1.10	1.10	1.10	1.10	1.10	1.10
Total return, Gambro share, %	1.2	1.5	1.2	1.4	1.8	2.3	1.7	1.6
Market value/net profit (p/e-ratio)	12	neg	neg	neg	14	27	neg	23
Market value/shareholders equity	176	140	175	180	104	83	100	102
Average and total number of shares outstanding 344,653,288 for all periods								
Statistical data								
Average number of employees	21,543	21,209	21,391	21,391	21,273	20,804	19,534	17,999
Wages, salaries and remunarations incl. social security contributions	4,525	4,541	8,763	8,763	8,961	9,406	9,122	7,191

1) Cash flow before acquisitions and taxes
2) Exclusive capital gain on sale of Thoratec shares
3) Reported in accordance with IFRS
4) Reported in accordance with generally accepted Swedish accounting principles
5) Including U.S Department of Justice settlement MSEK 2,672, SEK 7.75 per share
6) Based on a recalculated net debt for 2003 of MSEK 5,956

GAMBRO

July 21, 2005

Summary of balance sheet adjustment and income effects 2004

IFRS 5, Non-current assets held for sale and discontinued operations, is the standard with most effect on Gambro. The effect is reported in a single column. The effect of implementing IFRS 1-4 etc is reported consolidated in one column. However each type of cost is, in all material aspects, only effected by one new standard. This standard have been used as reference. IFRS 2, Sharebased payments, stipulate that this type of costs shall be recorded as an expense. IFRS 3, Business combinations, says that goodwill shall not be amortized, IAS 17, Leasing, prescribes that all financial leasing arrangement shall be accounted for in accordance with financial leasing rule. IAS 27 Consolidated financial statement requires that minority interests shall not be recognized in Profit and Loss. On April 5, 2005 Gambro published a document that describes its changed accounting standards and re-stated income statements, balance sheets and cash flow statements. The document is available on Gambro's web-site www.gambro.com, under heading Investor Relations and IR News. References below are referring to the published document.

MSEK	Reference	Swedish accounting principles	Effect of change to: IFRS 1-4	IFRS 5	IFRS	Swedish accounting principles	Effect of change to: IFRS 1-4	IFRS 5	IFRS
		Q2 2004				Jan-June 2004			
Revenues		**6,713**	**0**	**-3,332**	**3,381**	**13,078**	**0**	**-6,470**	**6,608**
Cost of sales	IFRS 3	-4,931	202	2,585	-2,144	-9,590	396	5,062	-4,132
Gross earnings		**1,782**	**202**	**-747**	**1,237**	**3,488**	**396**	**-1,408**	**2,476**
Operating expenses	IFRS 2	-3,910	-95	2,978	-1,027	-5,242	-97	3,267	-2,072
Earnings before interest and taxes (EBIT)		**-2,128**	**107**	**2,231**	**210**	**-1,754**	**299**	**1,859**	**404**
Financial items, net	IAS 17	2	-2	61	61	-46	-3	122	73
Earnings before tax (EBT)		**-2,126**	**105**	**2,292**	**271**	**-1,800**	**296**	**1,981**	**477**
Taxes		232	-15	-353	-136	11	-33	-236	-258
Minority Interest	IAS 27	-22	22	0	0	-39	39	0	0
Net income from continuing operations		**-1,916**	**112**	**1,939**	**135**	**-1,828**	**302**	**1,745**	**219**
Net income from discontinuing operations		0	0	-1,939	-1,939	0	0	-1,745	-1,745
Net income		**-1,916**	**112**	**0**	**-1,804**	**-1,828**	**302**	**0**	**-1,526**
EBITDA		-1,455	-91	2,087	541	-418	-91	1,575	1,066

MSEK	Reference	Swedish accounting principles	Effect of change to: IFRS 1-4	IFRS 5	IFRS
		Full year 2004			
Revenues		**26,617**	**0**	**-13,213**	**13,404**
Cost of sales	IFRS 3	-19,310	780	10,144	-8,386
Gross earnings		**7,307**	**780**	**-3,069**	**5,018**
Operating expenses	IFRS 2	-7,734	-188	3,834	-4,088
Earnings before interest and taxes (EBIT)		**-427**	**592**	**765**	**930**
Financial items, net	IAS 17	-104	-5	256	147
Earnings before tax (EBT)		**-531**	**587**	**1,021**	**1,077**
Taxes		-591	-67	136	-522
Minority Interest	IAS 27	-74	74	0	0
Net income from continuing operations		**-1,196**	**594**	**1,157**	**555**
Net income from discontinuing operations		0	0	-1,157	-1,157
Net income		**-1,196**	**594**	**0**	**-602**
EBITDA		2,228	-179	199	2,248

GAMBRO®

July 21, 2005

Summary of balance sheet adjustment and income effects 2004 (cont.)

MSEK	Swedish accounting principles	Effects of change to IFRS 2004-01-01	IFRS	Swedish accounting principles	Effects of change to IFRS 2004-06-30	IFRS	Swedish accounting principles	Effects of change to IFRS 2004-12-31	IFRS
Intangible assets	11,673	-39	11,634	11,706	408	12,114	10,337	668	11,005
Tangible assets	7,868	128	7,996	7,884	123	8,007	7,480	117	7,597
Shares and participations	127	0	127	119	0	119	123	0	123
Long-term receivable	3,014	16	3,030	3,109	-17	3,092	1,657	-51	1,606
Total fixed assets	**22,682**	**105**	**22,787**	**22,818**	**514**	**23,332**	**19,597**	**734**	**20,331**
Current assets									
Inventories	2,349	0	2,349	2,580	0	2,580	2,255	0	2,255
Trade receivable	6,096	0	6,096	6,186	0	6,186	6,858	0	6,858
Other current receivable	2,503	0	2,503	2,140	0	2,140	2,186	0	2,186
Liquid assets	482	0	482	454	0	454	659	0	659
Total current assets	**11,430**	**0**	**11,430**	**11,360**	**0**	**11,360**	**11,958**	**0**	**11,958**
TOTAL ASSETS	**34,112**	**105**	**34,217**	**34,178**	**514**	**34,692**	**31,555**	**734**	**32,289**
SHAREHOLDERS' EQUITY AND LIABILITIES									
Shareholders' equity	19,737	-23	19,714	17,806	317	18,123	18,083	391	18,474
Minority interest	143	-143	0	157	-157	0	87	-87	0
Provisions	2,113	-2,113	0	4,678	-4,678	0	2,208	-2,208	0
Long-term non interest bearing liabilities	0	2,229	2,229	0	4,113	4,113	0	1,784	1,784
Long-term interest bearing liabilities	4,299	141	4,440	4,053	841	4,894	3,809	784	4,593
Current liabilities	7,820	14	7,834	7,484	78	7,562	7,368	70	7,438
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**34,112**	**105**	**34,217**	**34,178**	**514**	**34,692**	**31,555**	**734**	**32,289**

GAMBRO

July 21, 2005

Summary of balance sheet adjustment and income effects 2004 (cont.)

MSEK		Jan 1 2004	Jun 30 2004	Dec 31 2004
Shareholders' equity according to previously applied accounting standards		**19,737**	**17,806**	**18,083**
	Reference			
Add back of goodwill amortizations	IFRS 3	0	475	762
Reclassification from goodwill to intangible assets	IFRS 3	-57	-83	-106
Sharebased payments (cash settled)	IFRS 2	-120	-222	-331
Sharebased payments (equity settled)	IFRS 2	12	27	43
Negative goodwill	IFRS 3	0	0	9
Research and development expenses	IAS 38	18	16	12
Leasing	IAS 17	-28	-28	-28
Minority interest	IAS 27	143	157	87
Tax effect		9	-25	-57
Total adjustment of shareholders' equity		**-23**	**317**	**391**
Shareholders' equity according to IFRS		**19,714**	**18,123**	**18,474**

ASSETS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

MSEK	Q2 2005	Q2 2004	Jan-June 2005	Jan-June 2004	Jul 2004-Jun 2005	Full year 2004
DISCONTINUED OPERATIONS						
Revenues	3,559	3,574	6,839	6,925	14,049	14,135
Earnings before depreciation and amortization (EBITDA)	593	-2,088	1,128	-1,576	2,505	-199
Earnings before interest and taxes (EBIT)	593	-2,230	1,128	-1,858	2,221	-765
Earnings before tax (EBT)	511	-2,292	972	-1,981	1,932	-1,021
Taxes	-197	353	-378	236	-750	-136
Net income	**314**	**-1,939**	**594**	**-1,745**	**1,182**	**-1,157**
ASSETS CLASSIFIED AS HELD FOR SALE						
Tangible fixed assets			2,103			
Intangible assets			10,677			
Long-term receivable			458			
Current assets			3,312			
			16,550			
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE						
Long-term non interest bearing liabilities			153			
Current liabilities			2,241			
			2,394			

GAMBRO

July 21, 2005

DEFINITIONS

Non-acquired growth: Treatment growth in existing clinics and programs including denovo clinics. (Before used "same-store growth" which only included existing clinics and satellite denovos rather than all denovos.)

Net debt: Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

Return on shareholders' equity: Net income expressed as a percentage of average shareholders' equity.

Return on total capital: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

Return on capital employed: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non-interest bearing operating liabilities, including deferred tax liabilities.

Interest coverage ratio: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

Unless otherwise indicated, all products mentioned in this press release are registered trademarks of Gambro.

GAMBRO MEDICAL OUTCOMES

		2005		2004				2003	
Kt/V		Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
U.S.	Kt/V average	1.52	1.51	1.52	1.51	1.50	1.50	1.52	1.50
	Kt/V ≥1.2 (%)	91	90	90	90	89	89	90	89
Europe	Kt/V average	1.54	1.53	1.52	1.51	1.48	1.48	1.49	1.47
	Kt/V ≥1.2 (%)	92	93	92	91	90	89	88	86

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

	2005		2004				2003	
Hemoglobin ≥11g/dl, %	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
U.S.	88	88	88	87	85	82	81	80
Europe	76	77	78	76	74	74	74	71

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. An anemia management program was started during 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/dl.

	2005		2004				2003	
Albumin ≥3.5 g/dl, %	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
U.S.	79	79	78	77	77	77	77	77
Europe	88	88	89	89	90	90	89	90

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

Above data is only including hemodialysis patients (not peritoneal dialysis patients).